Exhibit 99.1

iYogi Deploys NICE Solution as it Scales Global Technical Support
Business

NICE Process Analytics will help iYogi enhance its global delivery with Big Data insights from millions of customer interactions

New Delhi, India, March 6, 2013 – NICE Systems (NASDAQ: NICE) today announced that iYogi, a global provider of technical support services to consumers and businesses, has chosen NICE to help improve operational efficiency and enhance customer experience through Big Data insights and analytics from thousands of service requests every day. iYogi is deploying the NICE solution to holistically manage both voice and non-voice processes serving millions of users annually.

NICE Process Analytics, part of its Real-Time Activity Monitoring solution, will enable the automatic capture and analysis of all managed processes that take place within a single customer interaction, including tasks performed on both the phone and desktop by Tech Experts. This will increase iYogi’s visibility and productivity across multiple geographies, enhancing their Tech Experts’ delivery across all task types, skills and levels. As a result, iYogi will be able to optimize occupancy and service levels.

The NICE solution will also support iYogi’s cycle of forecasting, scheduling, and real-time management of its Tech Experts. Integration with iYogi’s platform will improve customer engagement by identifying knowledge gaps for focused training and performance improvement.

“The holistic optimization and management of employees across voice and non-voice tasks is an emerging trend with enterprises globally. In order to garner customer loyalty, businesses must be able to resolve customer issues quickly and effectively, and this often demands a collaborative effort across frontline service agents and technical experts,” said Zeevi Bregman, President and CEO, NICE Systems. “The NICE solution offers detailed insights across the organization to enable effective workforce management that includes all service-level agents.”

“End-users consistently rate iYogi very high for professionalism and customer service levels, and it is this that has helped us secure a leadership position in the tech support industry. Investments in our platform to optimize our performance and improve service levels are essential for us to maintain an edge as we expand our services across new geographies,” said Uday Challu, Co-founder and CEO of iYogi. “Our partnership with NICE is in line with this commitment – its solution is ideal for providing Big Data insights and analytics, and will further strengthen our platform and technology leadership.

iYogi provides support services across a wide range of computing and communications devices and software. With an expanding global presence, iYogi’s services are now live in ten countries including the United States, United Kingdom, Australia, Canada and the GCC States.

NICE Process Analytics is part of NICE’s Customer Interaction Management Offering, which enables organizations to impact the full lifecycle of every customer interaction by being well-prepared for each interaction, shaping the interaction in real time as it happens, and driving improvement across the enterprise for the next interaction. Driven by real-time, cross-channel analytics and Voice of the Customer insights, it offers targeted solutions for enhancing the customer experience, streamlining operational efficiency across the enterprise, improving employee performance, increasing service-to-sales revenue, and complying with policies and regulations. NICE Customer Interaction Management solutions are implemented by contact centers of all sizes, branches, retail stores, trading floors, and back office operations.

About iYogi
iYogi is a leading provider of tech support services to consumers and small businesses across a wide range of computing and communications devices and software. Leveraging its proprietary technology platform, iYogi delivers support services to millions of customers globally and its services are available on a 24/7 basis, 365 days a year. With a growing global footprint, iYogi services are available in the United States, the United Kingdom, Canada, Australia, and UAE. http://www.iyogi.com

For more information on iYogi, contact Shreya Sabharwal: shreyas@alphabetconsulting.com or +91 9818341002

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.